EXHIBIT 2
Exhibit 2 is amended and restated in its entirety below.

	Quantity Acquired	Price Per Share	Manner of
Date of Transaction	(Sold)	(U.S. $)	Acquisition/Disposition
February 8, 2010	2,786,500	7.95	Pursuant to Stock Loan Agreement
February 9, 2010	350,000	7.95	Purchase
March 10, 2010	238,900	8.30	Purchase
March 15, 2010	9,900	8.32	Purchase
March 17, 2010	1,077,000	8.37	Pursuant to Stock Loan Agreement
March 17, 2010	60,000	8.42	Purchase
March 22, 2010	675,000	7.18	Purchase